SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Beacon Power Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)


                                   073677 10 6
                                 (CUSIP Number)


                                November 16, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]  Rule 13d-1(b) [  ]  Rule 13d-1(c)    [X]  Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Satcon Technology Corporation

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                Delaware


         Number of Shares Beneficially Owned by Each Reporting Person with:


5.       Sole Voting Power                                   --0--


6.       Shared Voting Power                                 9,879,614


7.       Sole Dispositive Power                              --0--


8.       Shared Dispositive Power                            9,879,614


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                           9,879,614


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares                 [X]

         See (a)

11.      Percent of Class Represented by
          Amount in Row (9)                                  23.41%


12.      Type of Reporting Person                            CO

CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         David B. Eisenhaure

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

         U.S.A.

         Number of Shares Beneficially Owned by Each Reporting Person with:


5.       Sole Voting Power                                   20,000


6.       Shared Voting Power                                 9,879,614 (a)


7.       Sole Dispositive Power                              20,000


8.       Shared Dispositive Power                            9,879,614 (a)


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                           9,899,614 (a)


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares                 [X]

         See (a)

11.      Percent of Class Represented by
          Amount in Row (9)                                  23.44%


12.      Type of Reporting Person                            IN

Item 1.

           (a)      Name of Issuer:
           Beacon Power Corporation

           (b)      Address of Issuer's Principal Executive Offices:

           234 Ballardvale Street
           Wilmington, MA  01887-1032

Item 2.

           (a)      Name of Person Filing:

           Satcon Technology Corporation and David B. Eisenhaure

           (b)      Address of Principal Business Office, or if None, Residence:

           The address for both Satcon Technology Corporation and David B. Eisenhaure is 161 First Street, Cambridge, MA 02142.

           (c)      Citizenship:

           Satcon Technology Corporation is incorporated in the state of Delaware and David B. Eisenhaure is a United States citizen.

           (d)      Title of Class of Securities:

           Common Stock, $0.01 par value per share

           (e)      CUSIP Number:

           073677 10 6

Item 3.  If  this  statement  is  filed  pursuant  to  Rules  240.13d-1(b),   or
         240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ] Broker or dealer registered under Section 15 of the Act.

(b)     [ ] Bank as defined in Section 3(a)(6) of the Act.

(c)     [ ] Insurance company as defined in Section 13(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)     [   ]    An    investment    adviser    in    accordance    with    Rule
        240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 240.13d- 1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)     [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 240.13d-1(c), check this box [].

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount  beneficially  owned:  Satcon  Technology   Corporation
                  beneficially   owns   9,879,614   and   David  B.   Eisenhaure
                  beneficially owns 9,899,614 (a).


         (b) Percent of class: Satcon Technology Corporation owns 23.41% and David B. Eisenhaure owns 23.44% (a).

         (c)      Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote Satcon Technology Corporation - 0; David B. Eisenhaure - 20,000 (a).


         (ii) Shared power to vote or to direct the vote Satcon Technology Corporation - 9,879,614; David B. Eisenhaure - 9,879,614 (a).


         (iii) Sole power to dispose or to direct the disposition of Satcon Technology Corporation - 0; David B. Eisenhaure - 20,000 (a)


         (iv) Shared power to dispose or to direct the disposition of Satcon Technology Corporation - 9,879,614; David B. Eisenhaure - 9,879,614 (a)


(1) Satcon Technology Corporation owns of record 9,879,614 shares of Common Stock of Beacon Power Corporation. David B. Eisenhaure is the President, Chief Executive Officer and Chairman of the Board of Satcon Technology Corporation and beneficially owns approximately 32.5% of the outstanding common stock of Satcon. As a result, Mr. Eisenhaure may be deemed to possess indirect beneficial ownership of the shares of Common Stock of Beacon Power Corporation beneficially owned by Satcon. Mr. Eisenhaure disclaims beneficial ownership of this Beacon Common Stock. Additionally, Mr. Eisenhaure possesses direct beneficial ownership of 10,000 shares of Beacon Power Corporation and 10,000 options to purchase Common Stock of Beacon Power Corporation.




Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable


Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Satcon Technology Corporation,
                         ------------------------------

                          By:  /s/ David B. Eisenhaure
                             ---------------------------------------------------
                          Name:   David B. Eisenhaure
                          Title:  President and Chief Executive Officer
                          Dated:
                                  ---------------------------------

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               By:  /s/ David B. Eisenhaure
                                                  ------------------------------
                                               Name: David B. Eisenhaure
                                               Dated:
                                                     ---------------------------

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Beacon Power Corporation, a Delaware Corporation, and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13G.



DATE:                       /s/ David B. Eisenhaure
                           -----------------------------------------------------
                           Satcon Technology Corporation, by David B. Eisenhaure President and Chief Executive Officer

                           /s/ David B. Eisenhaure
                           -----------------------------------
                           David B. Eisenhaure